UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Juniper Pharmaceuticals, Inc.

(Name of Subject Company)

Juniper Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

48203L107

(CUSIP Number of Class of Securities)

Alicia Secor

President and Chief Executive Officer

33 Arch Street

Suite 3110

Boston, Massachusetts 02110

(617) 639-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Michael H. Bison, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Juniper Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), with the Securities and Exchange Commission (the “SEC”) on July 17, 2018. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Catalent Boston, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Catalent Pharma Solutions, Inc., a Delaware corporation (“Catalent”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to $11.50 (the “Offer Price”), net to the seller in cash, without interest, but subject to and reduced by any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Catalent, Inc., Catalent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, which were filed as Exhibits (A)(1)(A) and (A)(1)(B) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

ITEM 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 48 of the Schedule 14D-9, after the paragraph entitled “Annual and Quarterly Reports”.

“Legal Proceedings Related to the Offer and the Merger.

On July 26, 2018, a putative securities class action complaint, Seedman v. Juniper Pharmaceuticals, Inc., et al., No. 1:18-cv-11584, was filed in the United States District Court for the District of Massachusetts by purported Company stockholder Joseph Seedman against the Company and Company directors in connection with the Offer (the “Seedman Complaint”). The Seedman Complaint alleges that the Schedule 14D-9 omitted or materially misrepresented certain supposedly material information concerning: (i) Juniper management’s financial projections, utilized by Rothschild in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Rothschild; and (iii) the sale process that resulted in the Offer, including certain information concerning the Company’s standstill and confidentiality agreements with potential buyers. The Seedman Complaint asserts claims against all defendants for violation of Sections 14(d) and 14(e) of the Exchange Act, and against the Company’s directors for violation of Section 20(a) of the Exchange Act. The Seedman Complaint seeks declaratory and injunctive relief, as well as damages and attorneys’ fees and costs. Neither Catalent nor Merger Sub is named as a defendant in the Seedman Complaint.

On July 27, 2018, a putative securities class action complaint, Rosenblatt v. Juniper Pharmaceuticals, Inc., et al., No. 1:18-cv-01108, was filed in the United States District Court for the District of Delaware by purported Company stockholder Jordan Rosenblatt against the Company, the Company directors, Merger Sub and Catalent in connection with the Offer (the “Rosenblatt Complaint”). The Rosenblatt Complaint alleges that the Schedule 14D-9 omitted or materially misrepresented certain supposedly material information concerning: (i) the financial projections and valuation analyses performed by Rothschild in connection with the Offer; and (ii) the background leading to the Offer and potential conflicts of interest of the Company’s management. The Rosenblatt Complaint asserts claims against all defendants for violation of Sections 14(d) and 14(e) of the Exchange Act, and against the Company’s directors, Merger Sub and Catalent for violation of Section 20(a) of the Exchange Act. The Rosenblatt Complaint seeks declaratory and injunctive relief, as well as damages and attorneys’ fees and costs.

While the Company has no knowledge that any other purported Company stockholder intends to file a similar complaint, it is possible additional similar cases may also be filed in connection with the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JUNIPER PHARMACEUTICALS, INC.

Dated: July 31, 2018	By:	/s/ Alicia Secor
	Name:	Alicia Secor
	Title:	President and Chief Executive Officer

2